UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Frontline Ltd.
(Name of Issuer)
Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3682E192
(CUSIP Number)

SFL Corporation Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
+1(44)12984348

with a copy to:
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SFL Corporation Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

*9,406,930

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

*9,406,930

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*9,406,930

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%**

14.	TYPE OF REPORTING PERSON

CO

* In its capacity as the direct owner of 9,406,930 Ordinary Shares of the Issuer.

**Based upon 196,894,321 total Ordinary Shares issued and outstanding according to the press release of the Issuer dated October 9, 2019.

CUSIP NO. G3682E192

This Amendment No. 3 (this “Amendment No. 3”) amends the statement on Schedule 13D filed by SFL Corporation Ltd. (formerly Ship Finance International Limited) (the “Reporting Person” or “SFL”) on June 17, 2015 and amended on December 10, 2015 (the “Schedule 13D”), with respect to the ordinary shares, par value $1.00 per share (the “Ordinary Shares”) of Frontline Ltd. (the “Issuer”).

This Amendment No. 3 is being filed to reflect certain dispositions of Ordinary Shares by the Reporting Person and constitutes an exit filing for the Reporting Person. On October 11, 2019 (the “Effective Date”), the Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares, and as of the date of this filing the Reporting Person beneficially owns 9,406,930 Ordinary Shares, or 4.8% of the total outstanding Ordinary Shares.

Item 1. Security and Issuer

There are no material changes from the Schedule 13D that was filed on December 10, 2015.

Item 2. Identity and Background

(a),(f)	The person filing this statement is SFL, a company organized under the laws of the Islands of Bermuda.

(b)	The address of the principal place of business of the Reporting Person is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(c)	The principal business of the Reporting Person is acting as a maritime vessel owning and investment company.

The name, citizenship, present principal occupation or employment and business address of each executive officers and directors of the Reporting Person is set forth below. If no business address is given, the director’s or executive officer’s address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

James O’Shaughnessy	Director
Mr. O’Shaughnessy is a citizen of Bermuda. Mr. O’Shaughnessy also serves as a director of Frontline Ltd., Golden Ocean Group Limited, Northern Drilling Ltd. (“NADL”), Archer Limited, Seadrill Ltd. and Seadrill Partners LLC.

Harald Thorstein	Director
Mr. Thorstein is a citizen of Norway and his principal business address is 15 Sloan Square, London SW1W 8ER, United Kingdom.  Mr. Thorstein is currently employed by Frontline Corporate Services. Mr. Thorstein is also a director of Seadrill Partners LLC and Solstad Offshore ASA.

Bert Bekker	Director
Mr. Bekker is a citizen of the Netherlands. Mr. Bekker's principal business address is Ameroever 54, 4926ED Lage Zwaluwe, the Netherlands. Mr. Bekker also serves as a director of Seadrill Partners LLC and Seadrill Limited.

Gary Vogel	Director	Mr. Vogel is a citizen of the United States. Mr. Vogel also serves as Chief Executive Officer and a director of Eagle Bulk Shipping Inc.
Keesjan Cordia	Director	Mr. Cordia is a citizen of the Netherlands. Mr. Cordia also serves as a director of NADL.
Ole Hjertaker	Chief Executive Officer of SFL Management AS	Mr. Hjertaker is a citizen of Norway.
Aksel Olesen	Chief Financial Officer of SFL Management AS	Mr. Olesen is a citizen of Denmark.

(d),(e)
The Reporting Person nor any manager or executive officer of the Reporting Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

There are no material changes from the Schedule 13D that was filed on December 10, 2015.

Item 4. Purpose of Transaction

There are no material changes from the Schedule 13D that was filed on December 10, 2015.

Item 5. Interest in Securities of the Issuer

(a)-(d)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 9,406,930 Ordinary Shares, constituting 4.8% of the outstanding Ordinary Shares, based upon 196,894,321 Ordinary Shares outstanding. The Reporting Person has the sole power to vote or direct the vote of 9,406,930 Ordinary Shares and the shared power to vote or direct the vote of 0 Ordinary Shares. The Reporting Person has the sole power to dispose or direct the disposition of 9,406,930 Ordinary Shares and the shared power to dispose or direct the disposition of 0 Ordinary Shares. The 9,406,930 Ordinary Shares beneficially owned by the Reporting Person were received from the Issuer as consideration pursuant to the Agreement (as described in the Schedule 13D filed on June 17, 2015), which was a privately-negotiated transactions.

The following table details the transactions made by the Reporting Person in Ordinary Shares during the period commencing sixty (60) days prior to the filing of this Amendment No. 3:

Date	Price per Share	Type of Transaction	Number of Shares

10/10/2019	$11.05	Open Market Sale	100,070
10/10/2019	$11.23	Open Market Sale	618,000
10/10/2019	$11.28	Open Market Sale	200,000
10/11/2019	$11.84	Open Market Sale	425,000
10/11/2019	$11.79	Open Market Sale	250,000

(e)	The Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer’s issued and outstanding Ordinary Shares on October 11, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no material changes from the Schedule 13D that was filed on December 10, 2015.

Item 7. Material to be Filed as Exhibits

There are no material changes from the Schedule 13D that was filed on December 10, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2019
(Date)

SFL Corporation Ltd.

By:	/s/ Aksel C. Olesen
Name:	Aksel C. Olesen
Title:	Principal Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).